SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 1, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI Group Inc. obtains regulatory approval for the renewal of its normal course issuer bid

Montreal, Quebec, February 1, 2007 - On January 30, 2007, CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announced that the Company’s Board of Directors had authorized the renewal of its Normal Course Issuer Bid.

Today, the Company received regulatory approval from the Toronto Stock Exchange for its Normal Course Issuer Bid renewal. The Company’s management and Board of Directors believe that the repurchase of Class A Shares of the Company, at current prices, is a proper use of the Company’s funds, and the normal course issuer bid will provide the Company with the flexibility to purchase Class A Shares from time to time as the Company considers it advisable, as part of its strategy to increase shareholder value.

Under the terms of the bid as approved by the Toronto Stock Exchange:

•	the Company may purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year;

•
The Issuer Bid enables CGI to purchase on the open market through the facilities of the Toronto Stock Exchange up to 29,091,303 Class A subordinate shares of the Company for cancellation. At the close of business on January 26, 2007, there were 295,034,164 Class A subordinate shares of the Company outstanding of which approximately 98.6% were widely held;

•
Class A subordinate shares of the Company may be purchased under the Issuer Bid commencing February 5, 2007 (as opposed to February 3, 2007 as initially announced) and ending no later than February 4, 2008 (as opposed to February 2, 2008 as initially announced), or on such earlier date when the Company completes its purchases or elects to terminate the bid.

Under the terms of its existing normal course issuer bid, the Company has purchased for cancellation 10,270,400 Class A Shares since February 3, 2006. These purchases were made through the facilities of the Toronto Stock Exchange at an average purchase price of $7.25204.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate stands at $3.6 billion (US$3.1 billion) and at December 31st, 2006, CGI's order backlog was $12.6 billion (US$10.9 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB)

and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information.

These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Investor Relations Lorne Gorber Vice-President, Global Communications and Investor Relations lorne.gorber@cgi.com (514) 841-3355	Media Relations Philippe Beauregard Director, Corporate Communications and Public Affairs philippe.beauregard@cgi.com (514) 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: February 1, 2007	By /s/ David G. Masse Name: David G. Masse Title: Assistant Corporate Secretary